

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

28 April 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022280

SUPPL

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
➢ Daily Share Buy-Back Notices

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 23 April 2003, 24 April 2003 and 25 April 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.



Brenda Cheung
Company Secretary

Encl.

dlw 6/4

MASNET No. 60 OF 23.04.2003
Announcement No. 60



ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 32,895,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	23/04/2003
2.	Total number of shares purchased	:	120,000
3a.	Price paid per share	:	S$0.24
3b.	(i) Highest price per share	:	S$0.24
	(ii) Lowest price per share	:	S$0.24
4.	Total consideration paid or payable for the shares	:	S$28,958

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	6,964,000	1.75	0	0	6,964,000	1.75

D.

Number of issued shares after purchase : 390,728,764

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 23/04/2003 to the SGX

MASNET No. 88 OF 24.04.2003
Announcement No. 88



ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 32,775,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	24/04/2003
2.	Total number of shares purchased	:	349,000
3a.	Price paid per share	:	(average) S$0.24
3b.	(i) Highest price per share	:	S$0.245
	(ii) Lowest price per share	:	S$0.240
4.	Total consideration paid or payable for the shares	:	S$84,270

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	7,313,000	1.84	0	0	7,313,000	1.84

D.

Number of issued shares after purchase : 390,379,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 24/04/2003 to the SGX

MASNET No. 107 OF 25.04.2003
Announcement No. 135



ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 32,426,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	25/04/2003
2.	Total number of shares purchased	:	140,000
3a.	Price paid per share	:	S$0.240
3b.	(i) Highest price per share	:	S$0.240
	(ii) Lowest price per share	:	S$0.240
4.	Total consideration paid or payable for the shares	:	S$33,785

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	7,453,000	1.88	0	0	7,453,000	1.88

D.

Number of issued shares after purchase : 390,239,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 25/04/2003 to the SGX